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10028139

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

SECU ... SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53161

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maia Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17800 Castleton Street, Suite 435
(No. and Street)

City of Industry (City) CA (State) 91748 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James K. Tien 626-581-7658
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) Los Angeles (City) CA (State) 90027 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James K. Tien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maia Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

C.E.O

Title

2/25/10

Notary Public

JENNY LEUNG
COMM. # 1817242
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
COMM. EXPIRES OCT. 12, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2009

MAIA SECURITIES, INC.

CONTENTS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Maia Securities, Inc.
City of Industry, California

I have audited the accompanying statement of financial condition of Maia Securities, Inc. as of December 31, 2009 and related statements of operations, changes in financial condition, and changes in shareholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Maia Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Maia Securities, Inc. as of December 31,2009 and the results of its operations, changes in financial condition and shareholders' equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 2, 2010

MAIA SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalent		$ 450,241
Commissions receivable		19,418
Clearing broker deposit		100,031
Clearing broker receivable		0
Other receivable		47,627
Prepaid income taxes		232
Deposits		5,610
Furniture and fixtures net of depreciation of $64,758		63,035
TOTAL ASSETS		$ 686,194

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued liabilities		$ 7,396
Accrued salaries and wages		4,200
Commissions payable		30,972
TOTAL LIABILITIES		42,568
SHAREHOLDERS' EQUITY		
Common stock ($30.82 par value, 100,000 shares authorized and issued; 1,000 shares outstanding)	$ 30,819	
Paid-in capital	119,765	
Retained earnings	493,042	643,626
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 686,194

See Accompanying Notes to Financial Statements

MAIA SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES	
Commissions	$ 907,213
Interest income	38,000
Other income	1,621
TOTAL REVENUES	946,834
DIRECT COSTS	
Clearance fees	211,657
Commission expense	335,611
Data processing and access fees	30,544
Exchange fees	10,522
TOTAL DIRECT COSTS	588,334
OPERATING EXPENSES	
Depreciation and amortization	16,170
Insurance	11,569
Legal and professional fees	7,401
Office expenses	3,768
Outside services	30,197
Rent and parking	14,982
Salaries, wages and related expenses	69,349
Telephone	2,604
All others	10,891
TOTAL OPERATING EXPENSES	166,931
INCOME BEFORE INCOME TAX PROVISION	191,569
INCOME TAX PROVISION	2,874
NET INCOME	$ 188,695

See Accompanying Notes to Financial Statements

MAIA SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock Shares		Common Stock		Paid-In Capital		Retained Earnings (Deficit)		Total
Balance, December 31, 2008	1,000	$	30,819	$	89,765	$	464,347	$	584,931
Net Income							188,695		188,695
Capital contribution					30,000				30,000
Distribution							(160,000)		(160,000)
Balance, December 31, 2009	1,000	$	30,819	$	119,765	$	493,042	$	643,626

See Accompanying Notes to Financial Statements

MAIA SECURITIES, INC.
STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flow from operating activities:		
Net income	$	188,695
Depreciation and amortization		16,170
Adjustment to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Clearing broker deposit		(50,031)
Clearing broker receivable		0
Commissions receivable		81,892
Other receivable		(24,336)
Prepaid expenses		(4,669)
Increase (decrease) in liabilities:		
Accounts payable and accrued liabilities		3,862
Accrued salaries and wages		700
Accrued franchise taxes		0
Commissions payable		(34,252)
Net cash provided by (used in) operating activities		178,031
Cash flow from investing activities:		
Purchase of equipment		(10,569)
Net cash provided by (used in) in investing activities		(10,569)
Cash flow from financing activities:		
Proceeds from capital contribution		30,000
Capital distribution		(160,000)
Net cash provided by (used in) financing activities		(130,000)
Net increase in cash		37,462
Cash at beginning of year		412,779
Cash at end of year	$	450,241
Supplemental disclosure of cash flow information:		
Interest paid	$	0
Income taxes paid	$	3,247

See Accompanying Notes to Financial Statements

MAIA SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Maia Securities, Inc. (the Company) has been approved as a registered broker-dealer with the Securities and Exchange Commission under SEC Rule 15(b) as of October 1, 2001. The Company was incorporated February 9, 2001 under the laws of the State of California, and is a member of the National Association of Securities Dealers, Inc. (NASD). The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency (FINRA).

The Company operates pursuant to the (k) (2) (ii) exemptive provision of the SEC Rule 15c3-3, pursuant to SEC Rule 17a-5(d) (3) and does not hold customer funds or securities. The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission.

Cash and cash equivalents

Cash and cash equivalents include cash on hand; cash in the bank and all short-term debt securities purchased with a maturity of three months or less.

Property, Equipment and Depreciation

Property and equipment are carried at cost. Depreciation is calculated on the accelerated methods over estimated economic lives of 3 to 7 years.

Income Taxes

The Company elected to be taxed as an S Corporation for Federal and California state income tax purposes. As an S Corporation, Federal and California state taxable income or loss of the Company is allocated to each stockholder in proportion to the stockholder's ownership interest. The appropriate income tax for the allocated share of income is determined by the stockholder's tax status. Additionally, S Corporations are subject to California franchise tax of 1.5% of taxable income.

Revenue

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. See the computation of net capital requirements following these Notes to Financial Statements

Note 3 - Clearing Broker Deposit

The Company has an agreement with two clearing brokers which requires a minimum deposit of $50,000 for each. During 2010, the Company intends to cancel one of the clearing agreements and request a refund of the $50,000 deposit.

Note 4 - Provision for Income Taxes

The Company's fiscal year ends December 31, 2009. The provision for income taxes for the year consists of 1.5% of income.

Note 5 – Commitments and Contingencies

Commitments

The Company rents facilities under a short term lease expiring December 31, 2007. The future minimum annual aggregate lease payments required under operating leases that have initial or remaining non cancelable lease terms in excess of one year are as follow is $23,870 for the year ending December 31, 2010.

Rental expense for the year was $20,592 including parking as Maia Securities, Inc. occupies only a portion of the space.

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. Effective October 3, 2008, the FDIC insurance limit was increased to $250,000. This new limit is applicable through December 31, 2009.

At times during the year ended December 31, 2009, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in these accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 6 - Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 7 – Related Party Transactions

The Company has an expense sharing arrangement with an affiliate whereby the affiliate reimburses the Company 50% of all expenses including office space, telephone and office supplies. During the year ending December 31, 2009, the Company billed the affiliate $24,336 and the balance receivable from the affiliate at December 31, 2009 is $47,627.

MAIA SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2009

Computation of Net Capital		
Total ownership equity from statement of financial condition		$ 643,626
Nonallowable assets		
Other receivable	$ 47,627	
Prepaid income taxes	232	
Deposits	5,610	
Furniture and fixtures net of depreciation of $64,758	63,035	(116,504)
Net Capital		$ 527,122
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness -		
6-2/3% of net aggregate indebtedness		$ 2,838
Minimum dollar net capital required		$ 5,000
Net Capital required (greater of above amounts)		$ 5,000
Excess Capital		$ 522,122
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 522,865
Computation of Aggregate Indebtedness		
Total liabilities		$ 42,568
Percentage of aggregate indebtedness to net capital		8.08%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$ 529,949
Variance -	
Increase in receivables	2,358
Accrued expenses	(6,416)
Other audit adjustment	1,231
Net Capital per Audited Report	$ 527,122

See Accompanying Notes to Financial Statements

MAIA SECURITTIES, INC.
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2009

A computation of reserve requirement is not applicable to Maia Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

MAIA SECURITTIES, INC.
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2009

Information relating to possession or control requirements is not applicable to Maia Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575

PART II

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Maia Securities, Inc.
City of Industry, California

In planning and performing my audit of the financial statements and supplemental schedules of Maia Securities, Inc. (the Company) for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Maia Securities, Inc
City of Industry, California

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 2, 2010

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

PART III
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e)(4)

Board of Directors
Maia Securities, Inc
City of Industry, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Maia Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating Maia Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T).

Maia Securities, Inc.'s management is responsible for the Maia Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records to the check copy dated December 31, 2008 and July 23, 2009 noting no differences.

2. Reviewed the completed form SIPC-7T - Determination of "SIPC Net Operating Revenues" and General Assessment form as follows:
    a. Compared Item No. 2a Total Revenue for the period April 1, 2009 to December 31, 2009 to the Focus Report line 12/Part IIA line 9, Code 4030 for the three quarters June 30, 2009, September 30, 2009 and December 31, 2009 noting no differences.
    b. Compared Item No. 2c Deductions to the transaction reports (general ledger activity) for the three quarters ending December 31, 2009 as per 2a above noting no differences.
    c. Reviewed computation of Item No. 2d SIPC Net Operating Revenues and Item No. 2e General Assessment noting no differences.

Board of Directors
Maia Securities, Inc
City of Industry, California

SIPC Supplemental Report page 2

d. Agreed line 2A General Assessment noting no differences.
e. Reviewed computation of the amount owed on SIPC 7T and noted no differences. Accrued the amount due at December 31, 2009 in the financial statements and reviewed a copy of the check to pay the balance as per the SIPC 7T report.

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers noting no differences.

4. Compared the amount due to a copy of the check to accompany the SIPC 7T, no differences noted.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 2, 2010